Confidential Treatment of Portions of this Letter Has Been Requested by Bank of America Corporation Pursuant to 17 C.F.R. § 200.83. Asterisks denote such portions.

May 25, 2012

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Bank of America Corporation (the Corporation)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 8-K Filed April 19, 2012
File No. 001-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated May 3, 2012. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

Mortgage and Housing Market-Related Risk, page 5

1.
Please include a risk factor discussing the higher risk characteristics of your loan portfolio. For example, we note the discussion on pages 86 and 87 that 20 percent of your loan portfolio consists of HELOCs, home equity loans and reverse mortgages and it appears that 45% of your home equity portfolio excluding the Countrywide PCI loan portfolio is in a second-lien or more junior-lien position.

Response: We believe that the higher risk characteristics of our loan portfolio are included in Item 1A, Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2011 (2011 Form 10-K). Our risk factors disclosed the most significant risks that could affect our businesses, operations and financial condition. In regards to the higher risk characteristics of our loan portfolio, the risk factors disclosure in our 2011 Form 10-K explained the various characteristics of and risks associated with our loan portfolio, including concentration of credit risk with respect to our consumer real estate portfolio, global and U.S. economic conditions, market disruptions, continued stress in the U.S. housing market such as declines in home prices, elevated levels of distressed and delinquent mortgages, continued high unemployment rates and other macroeconomic conditions. We also indicated that as one of the nation's largest lenders, the credit quality of our consumer portfolio has a significant impact on our earnings. In regards to your example, while the home equity portfolio comprised 20% of consumer loans it was 13%

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

of the total loan portfolio. The specific risks associated with the home equity portfolio, along with our other loan portfolios, are presented elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of our 2011 Form 10-K on a more detailed basis, including the Credit Risk Management section of the MD&A.

We have considered and believe our risk factor disclosure in our 2011 Form 10-K discusses the most significant factors, including the higher risk characteristics of the loan portfolio, that could adversely affect our businesses, operations and results of operations. We do not believe that the risks within any specific loan class are among the most significant risks that could affect our businesses, operations and results of operations, and thus, do not believe additional discussion in Item 1A Risk Factors is required.

We temporarily suspended our foreclosure sales nationally in 2010 to conduct an assessment…,

2.
Please identify the judicial states where you have a material concentration of residential real estate loans and indicate whether you have a concentration of non-performing loans. Additionally, indicate whether the process of obtaining a court order has resulted in a significant backlog of foreclosure inventory.

Response: We do not have a material concentration of residential real estate loans in any judicial states. In the Consumer Portfolio Credit Risk Management section of the MD&A in our 2011 Form 10-K, we provide disclosure regarding certain state concentrations for the residential real estate portfolios. Specifically Tables 25 and 27, which excludes the Countrywide PCI portfolio, lists our largest residential mortgage and home equity state concentrations. Of the states listed in these tables, Florida, New York and New Jersey are judicial states, none of which we believe have a material concentration of residential real estate loans.

The process of obtaining a court order has contributed to the backlog of foreclosure inventory in these judicial states, as the foreclosure process typically takes longer to complete in judicial states as compared to non-judicial states. For example, the industry standard timelines for our largest judicial states are 15 months in Florida and New Jersey, and, 19 months in New York as compared to the industry timelines for our largest non-judicial states of 5 months in California and 4 months in Texas.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Business Segment Operations, page 39

3.
We note from your tabular disclosure on page 54 that the amount of equity allocated to the “All Other” category at December 31, 2011 increased by $33.2 billion to $72.1 billion as compared to $38.9 billion as of December 31, 2010. We also note your disclosure in footnote (2) to this table that this is due to the fact that excess capital is not assigned to the business segments. Please respond to the following:

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

a.
In light of the fact that the carrying value of your reporting units is based on the amount of allocated equity assigned to it based on your determination of economic profit for each reporting unit, please tell us in more detail how you determined it was appropriate to just allocate the excess capital to this reporting unit, which happens to have very little goodwill given the nature of its activities.

Response: We use economic capital to drive risk/return investment decisions, to evaluate business performance of our segments and, as one metric we consider, to ensure capital adequacy in relation to the risk profile of the Corporation. Although we use U.S. GAAP for separate legal entity reporting and the reporting of the Corporation's consolidated financial statements and results, for management accounting and reporting purposes, where appropriate, we utilize our funds transfer pricing process and allocated capital. Because the reporting units are not separate legal entities, the Corporation would utilize its fund transfer pricing process and the use of allocated equity. Therefore, allocated equity is used as a proxy for the carrying amount of equity for the reporting units. A business segment's allocated equity includes the economic capital for the segment, 100% of its goodwill and a portion of the intangibles assigned to the business segment.

Our economic capital methodology utilizes a bottoms-up approach where economic capital is allocated to the segments based on an estimate of the risk each segment contributes to the overall risk of the Corporation. Our economic capital measurement process provides a risk-based measurement of the capital required for unexpected credit, market and operational losses over a one-year time horizon. Economic capital is calculated for each business unit based upon its risk positions and contribution to enterprise risk, and is used for capital adequacy, performance measurement and risk management purposes.

After determining the allocation of equity to the businesses, we compare the total average allocated amount for all segments to total U.S. GAAP shareholders' equity for the Corporation. The difference between the sum of average allocated equity for all business segments and total shareholders' equity for the Corporation is attributed to All Other noting that All Other includes a "required capital" component and an "excess capital or residual capital" component which results from this process. The "required capital" principally relates to the strategic investments and certain businesses in All Other.

Throughout 2011, the Corporation took a number of actions aimed at divesting non-core businesses, reducing legacy asset portfolios, improving liquidity and reducing risk-weighted assets in our businesses in order to increase regulatory capital and ensure compliance with future increased regulatory capital requirements. Regulatory capital requirements are expected to significantly increase as a result of upcoming Basel III rules, and the additional capital required for being a systemically important financial institution. Our actions have resulted in a decrease of risk in our businesses and a related decrease of allocated equity for the segments and respectively, for the reporting units, as explained in further detail below. However, our overall book capital does not reflect the same level of decrease as regulatory capital requirements continue to increase at the Corporation. Accordingly, the impact of our actions to reduce overall risk, which has decreased the required equity of the segments, has been offset by the need to build capital. This capital build has been retained as part of the assets of All Other resulting in an increase in the amount of equity attributed to All Other versus returning capital to shareholders in the form of dividends or share repurchases.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

The following table summarizes the Corporation's Average Allocated Equity for 2011 and 2010 for the reporting segments and the All Other category.
The following discusses the most significant decreases in average allocated equity:

•
Card Services - Average allocated equity decreased $11.3 billion in 2011 compared to 2010 primarily due to lower levels of credit risk as a result of a sale of our Canadian operations, a decline in loan balances, an improvement in credit quality and a significant impairment charge taken in 2010.

•
Consumer Real Estate Services - Average allocated equity decreased $9.8 billion in 2011 compared to 2010 due to a reduction in credit risk driven by lower loan balances and the sale of Balboa Insurance, as well as goodwill impairment charges.

•
Global Banking & Markets - Average allocated equity decreased $12.8 billion in 2011 compared to 2010 due to reductions in credit risk driven by improved risk ratings, lower counterparty credit risk and a decline in market risk-related trading exposures.

The increase in All Other is a reflection of the actions taken by the Corporation to reduce the various risks at each reporting segment. This results in lower economic capital needed at each segment. With no reduction in the Corporation's overall capital levels, lower capital needed at the segment level results in an increase in the excess capital retained in All Other. All Other's allocated equity includes the economic capital needed to support the assets held in All Other as well as this excess capital not re-invested in the businesses. Consistent with the requirements of ASC 350-20, all assets and liabilities of the Corporation are allocated to the reporting segments except for those that are not deployed in and do not relate to the operations of the segments and would not be considered in determining the fair value of the segments. As a result, certain assets are retained in All Other (i.e., certain smaller non-core businesses, equity investments, etc), along with the economic capital needed to support those assets as referenced above. All Other also includes the residual results of our Asset Liability Management (ALM) process, including the net residual assets not deployed in the segments. If excess capital were to be allocated to the segments from All Other, a corresponding allocation of residual assets would also need to be allocated, thereby increasing both the carrying value and fair value of the segments by like amounts.

Based on the theory of economic capital, we do not believe that excess capital should be allocated to the segments as our economic capital methodology appropriately allocates the amount of capital needed at each segment level based on the risk contribution of the assets and operations of the

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

respective segment. Our economic capital process ensures that capital is sufficient to support the business activities of the segments. If we determined that any of the segments had excess capital over and above the capital necessary to run the business that excess capital would not be held by the segment as it would be economically inefficient to do so. This is further supported by our practice to evaluate the performance of the businesses based on measures that utilize return on average economic capital.

We believe that on an overall basis, using allocated equity that incorporates economic capital to measure the carrying value of the reporting units for purposes of our goodwill impairment tests is appropriate as it represents the capital necessary to run the respective business and does not misstate the carrying value of the reporting units. Additionally, we understand this method is consistent with how certain market participants would allocate capital among the reporting units and segments.

b.
Please clarify and explain in further detail your disclosure on page 39 where you state that diversification of risks across the components is reflected as a reduction to allocated equity for each segment. For example, tell us why it is appropriate to reflect this diversification of risk at the particular reporting unit level when that is the level that is being assessed for goodwill impairment.

Response: We believe our methodology for allocating equity to reporting units is consistent with the hypothetical capital requirements that a market participant would impose if each of the reporting units were standalone entities. As described above, economic capital is our internal estimate of capital required to support a reporting unit, which considers that unit's unique risk profile. A reporting unit's risk profile includes credit, market, interest rate, strategic and operational risk components. Economic capital is calculated for each of these components independently, based upon estimates of worst case possible losses. However, the worst case possible losses in these risk categories are not likely to occur simultaneously. If this happened, it would imply a perfect correlation across risk categories, which is an incorrect assumption. Therefore, we measure the inter-risk diversification effect from the various cases which creates an offset to the capital requirements for the individual risk categories. We believe this is a better approach than lowering the capital requirements within the risk categories.

Fundamental to the theory of economic capital is that capital is allocated to businesses only at the amount necessary to support the business. As described in our response to Comment 3a, excess capital at a business would not be maintained in the business but instead would be distributed to the parent to allow the parent to more efficiently utilize its resources in its overall operations and businesses. For example, if a reporting unit sold certain assets it would generally reinvest those proceeds in new assets. However, the controlling parent would consider the return expected on those assets as compared to the potential return that could be earned in its other businesses. If the return in another business was higher, the parent would have the first business distribute or dividend its sale proceeds to the parent and the parent would then reinvest those proceeds in the business that would maximize its return potential. In determining the amount of appropriate capital to support each business, it is therefore essential to consider the benefits of diversification to ensure that the amount of economic capital needed to support each business is maintained at an efficient level.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

c.
We note your disclosure in footnote (1) on page 54 that in segments where the total of liabilities and equity exceeds assets, such as the Deposits segment, you allocate assets to those segments to match liabilities and allocated equity. For the years ended December 31, 2011 and 2010, you allocated assets totaling $662.2 billion and $613.3 billion, respectively, which is nearly 30% of your total assets at both dates. Clarify why so much goodwill was historically allocated to this reporting unit ($17.9 billion at December 31, 2011 and 2010) given that the majority (if not all) of the segment assets were the result of allocations rather than assets directly attributable to this reporting unit.

Response: As explained in our response letter dated October 21, 2009, we utilize a central Corporate Treasury function to manage the overall liquidity needs of the Corporation. The liquidity generated from deposits is managed by this Corporate Treasury function by investing in earning assets, such as loans and securities. As these assets are not directly managed by the personnel that are located within the entities of the Corporation that include the Deposits reporting segment, the assets and respective revenue are allocated by the Corporate Treasury function to Deposits through the funds transfer pricing process. For example, the Corporate Treasury function may invest the cash generated from a customer deposit to make a residential mortgage or invest in a security to earn a net interest spread. A portion of the return gets allocated to certain segments, such as Deposits, through the process referred to above. We consider these allocated assets and revenues when measuring the performance of the business and when performing the goodwill impairment test for Deposits and believe that they would be considered by market participants when determining the fair value of the Deposits reporting unit. For those businesses that are considered to be typically more liability heavy, such as Deposits, the allocation of assets is done primarily for a balanced presentation of the businesses, in order to have assets equal the sum of liabilities and allocated equity. While the allocated assets are not physically sitting in the businesses, they are presented in this manner to provide clarity for the fact that the Corporation as a whole has sufficient assets to support its liabilities.

Net interest income is included in the income statement of Deposits, and therefore contributes to the fair value of the reporting unit. There were $418.2 billion and $412.7 billion of assets and $8.4 billion and $8.3 billion of net interest income allocated to Deposits in 2011 and 2010, respectively, as a result of this process.

Off-Balance Sheet Arrangements and Contractual Obligations, page 56

Table 10 - Long-term Debt and Other Obligations, page 56

4.
We note that your table of contractual obligations appears to exclude the related interest expense on your long term debt obligations, which appears to be quite significant based on the interest expense reported in your Statement of Operations as well as the amount of interest paid as reported in your supplemental cash flow disclosures. Your table also appears to exclude the related interest expense on time deposits. Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing time deposits and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

Response: We will expand our future filings, beginning with the 2012 Annual Report on Form 10-K to include estimated interest payments on our long-term debt and interest-bearing time deposits including any assumptions used to derive the amounts. We will also ensure that the estimated interest payments consider any fixed interest rate payments on our interest rate swaps or similar derivatives used to manage interest rate risk on the long-term debt.

Representations and Warranties, page 56

Non-Government-sponsored Enterprises, page 59

5.
We note your disclosure that you have not recorded any representation and warranties liability for certain potential monoline exposures and certain potential whole loan and other private-label securitization exposures. However, you estimate that the range of possible loss related to non-GSE representation and warranties exposure as of December 31, 2011 could be up to $5 billion over existing accruals.

For clarification, we have accrued a representations and warranties liability for:

•
Certain monoline exposures when a repurchase claim has been received, (i.e., we have no ability to predict the receipt of claims) a valid loan defect has been identified and we have determined a breach of representations and warranties has occurred and that any other requirement for repurchase has been met,

•	Certain whole loan sales and certain private-label securitization exposures when we have a basis for reasonably estimating a probable loss.

We have not accrued a representations and warranties liability for:

•	Certain whole-loan sales and certain third party private-label securitization exposures when we have no basis for estimating probable claims from a counterparty,

•	Monoline exposures being litigated or, for non-litigated exposures, when a claim has not been received or when a claim has been received but no valid loan defect has been identified.
➢ For these exposures, we do not believe it is probable that a representation and warranties loss has occurred, which is further discussed in our responses to Comment 5.

Our range of possible losses for non-government sponsored enterprises representations and warranties exposure includes estimates for:

•	Legacy companies' private-label securitizations, which were not included in the BNY Mellon Settlement, in excess of recorded liabilities,

•	Certain third party private-label securitization exposures including those where there is no basis to record a liability,

•	Certain monoline exposures
➢ The estimate of this range of possible loss for the private-label securitizations considers, among other things, the implied repurchase experience based on the settlement with the Bank of New York Mellon (BNY Mellon) and assumes the conditions to the settlement with BNY Mellon are satisfied. The monoline exposure considers our experience with Assured Guaranty, Ltd.

For a discussion of our practices regarding litigation accruals and range of possible loss for litigation and regulatory matters, which includes the status of our monoline litigation, please refer to Note 14 of our

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

2011 Form 10-K. Below are our specific responses to your comments which should be aided by considering the above information.

Please respond to the following:

a.
We note your disclosure on page 62 where you indicate that it is not possible to estimate probable future repurchase obligations with respect to the monolines, and thus no liability has been recorded other than a liability for repurchase claims where you have determined there are valid defects. Tell us, and revise future filings to clarify, the extent to which you are performing reviews of loan files for your monoline exposures to identify when there are valid defects. For example, clarify if you are only reviewing loan files when a repurchase request has been made, when the loan files are requested by the monoline, or whether you are reviewing loan files in advance of loan files being requested.

Response: Outside of the standard quality control process that is an integral part of our loan origination process, we do not generally review loan files until we receive a repurchase claim. We will include a statement to this effect in future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2012.

b.	To the extent that you are only reviewing loans files to identify valid defects at the time a repurchase request is made by the monoline, please clarify how you concluded that this was appropriate.

Response: It is appropriate to review loan files only upon receipt of a repurchase request because the review of loan files for which repurchase requests have not been received would not provide sufficient information to record a representations and warranties liability. The methodology used to estimate the liability for representations and warranties for a given counterparty is a function of the representations and warranties given and other contractual terms and considers a variety of factors, which include actual defaults, estimated future defaults, historical loss experience, estimated home prices, other economic conditions, estimated probability that a repurchase claim will be received, including the number of payments made by the borrower prior to default and the estimated probability that a loan will be repurchased. In order to reasonably estimate a liability, there must be experience with a consistent repurchase process or at least a reasonable basis to estimate what would result from such a process. This process requires sufficient evidence regarding a combination of factors, including the counterparty's legal and contractual standing and willingness to submit a claim and a process to resolve representations and warranties claims. Changes to or the absence of any one of these factors could significantly impact our ability to estimate a representations and warranties liability.

We have had limited experience with the monoline insurers, other than Assured Guaranty, in the repurchase process. Our prior experience with these monolines has reflected inconsistent and unpredictable behavior in their claim submission processes. Additionally, other than Assured Guaranty, each of the monoline insurers has instituted litigation against legacy Countrywide and/or Bank of America. This has limited our ability to enter into constructive dialogue to resolve open claims. This limited experience with the monolines has not provided us with sufficient evidence to estimate whether or to what extent we will ultimately receive representations and warranties claims that will result in the requirement to repurchase loans (repurchase rate). Accordingly, if we receive repurchase

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

Rule 83 confidential treatment request made by Bank of America Corporation claims from the monolines that are properly presented, we review them on a loan-by-loan basis, and record a representations and warranties liability only when we have identified a valid loan defect and determined that there is a breach of a representation and warranty and that any other requirements for repurchase have been met.

We have reviewed loan files in connection with our repurchase experiences with the government-sponsored enterprises (GSEs) certain monolines and certain whole loan counterparties. We have considered this experience as well as our experience from our participation in the settlements with both Assured Guaranty and BNY Mellon in our estimate of the range of possible loss for non-GSE representations and warranties exposure. While this experience allows us to reasonably estimate a loss, without knowing a consistent repurchase process or at least a reasonable basis to estimate what would result from such a process, the loss is not probable.

c.
We note your disclosure on page 63 that the BNY Mellon Settlement did not provide sufficient experience related to certain private-label securitizations sponsored by third-party whole-loan investors, and thus no liability has been recorded with respect to those transactions. Please tell us whether you have reviewed any loan files to proactively determine whether there are any valid defects. Additionally, please tell us how you determined that the experiences you had with whole-loan investors, for which you have recorded an accrual based on past experiences, was not appropriate to consider in estimating valid defect experience with the private-label securitizations sponsored by third-party whole-loan investors.

Response: We have not reviewed loan files related to private-label securitizations sponsored by third-party whole-loan investors (and are not required by the governing documents to do so). We believe we are able to reasonably estimate defect rates with respect to certain private-label securitizations sponsored by third-party whole-loan investors based on our previous loan file reviews as discussed in our response to Comment 5b, settlement with BNY Mellon and past claim experience, which we believe are better indicators of defect rates than a sampling of individual loan files. A review of individual loan files may identify certain breaches of representations and warranties but would not indicate the likelihood that any particular loan in a given population would be submitted for repurchase or that the negotiation process with the investor would lead to the repurchase of the loan.

We have not recorded a representations and warranties liability for certain third-party sponsored private-label securitizations as we have not yet received any significant repurchase claims from these securitizations. As time elapses, this lack of claim experience lowers the probability that claims will be received on these securitizations. As a result, we believe that our claims experience for these third-party private-label securitizations is not sufficient to determine that a loss is probable. However, the defect rates described in the first paragraph are incorporated in our estimate of the range of possible loss for non-GSE representations and warranties exposure.

*[REDACTED]*

Whole loan investors that retain the loans have different economic interests as they are generally in the

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

first loss position, which is generally different than when they sell loans in a securitization. Additionally, there may be other differences in the relevant contracts that are specific to the various counterparties. Accordingly, we do not believe that our experience with whole loan investors is an appropriate basis to conclude that a loss from third-party sponsored private-label securitizations is probable.

Credit Risk Management, page 80

Counterparty Credit Risk Valuation Adjustments, page 104

Non-U.S. Portfolio, page 104

6.
We note your disclosure on pages 107 - 108 regarding your exposure to certain European countries and acknowledge that such disclosure appears to have been enhanced presumably as a result of the guidance issued by the Division of Corporation Finance in CF Disclosure Guidance: Topic No. 4. However, we believe certain areas of your disclosure could be further enhanced to provide more clarity and information regarding your exposure to these sovereign entities. Accordingly, in future filings please revise Table 54 and/or the accompanying footnotes to quantify and clarify whether the gross amount of funded loans is prior to or after the deduction of any impairment provision. Please also disclose the notional amount of credit default protection purchased in addition to the fair values of such contracts and confirm that you have not sold any credit default protection. Additionally, please expand your discussion on contractual maturities to clarify if you have mismatches between maturities of your exposures and the credit default protection purchased to hedge against those exposures.

Response: We will enhance our disclosures in future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, to explain that the Funded Loans and Loan Equivalents are presented net of any charge-offs and excluding any provisions for impairment. We will also disclose in future filings the notional amount of credit default protection purchased and sold in addition to the fair values of such contracts.

Additionally, we will expand our discussion on contractual maturities to clarify any mismatches between maturities of our exposures and the credit default protection purchased to hedge those exposures.

7.
As a related matter, you disclose that you have a risk management framework in place to measure, monitor and manage non-U.S. risk and exposures; however your disclosures appear to focus primarily on your direct sovereign and non-sovereign risks. Please expand this disclosure to discuss specific examples of indirect risks to which you are exposed and describe how management monitors and/or mitigates the effects of indirect exposure to such risks.

Response: We will expand our disclosures in future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2012, to qualitatively discuss the indirect sovereign and non-sovereign risks to which we are exposed and how management monitors and mitigates the risks.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows, page 157

8.
We note your presentation of “Other investing activities, net” represents 27% and 31% of the total net cash provided by (used by) investing activities during the years ended December 31, 2011 and 2010, respectively. Given the significance of this line item, and variability of this line item during the interim periods of 2011 and 2010, please tell us the principal items comprising the balance and consider providing further breakouts in future filings.

Response: The principal items comprising the balance of “Other investing activities, net” for the years ended December 31, 2011 and 2010 were the cash proceeds from sales of certain strategic equity investments. As disclosed in our 2011 Form 10-K, we sold shares of China Construction Bank Corporation, an available-for-sale equity security, which resulted in cash proceeds of $14.8 billion. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2010, we sold shares of various strategic investments the most significant of which was BlackRock Inc., an equity method investment, which resulted in cash proceeds of $8.3 billion. We historically have not broken out sales of equity securities. Instead, we have disclosed the cash proceeds elsewhere in our Form 10-K and other periodic filings in conjunction with the transaction description. In future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2012, we will consider providing further breakouts, to the extent the items are significant, in the consolidated statement of cash flows.

Note 1 - Summary of Significant Accounting Principles, page 158

Nonperforming Loans and Leases, Charge-offs and Delinquencies, page 163

9.
We note your disclosure on page 164 where you state that if accruing troubled debt restructurings (TDRs), both consumer and commercial, bear less than a market rate of interest at the time of modification, they are reported as performing TDRs throughout their remaining life unless and until they cease to perform in accordance with their modified contractual terms. Please clarify whether you have ever removed the TDR designation for any consumer or commercial loans that were modified in a TDR but bore a market rate of interest at the time of the modification. If so, please provide quantification of the amounts that have been removed from your TDR disclosures for each loan portfolio and clarify whether these loans would be assessed for impairment in the future under either ASC 450 or ASC 310-10.

Response: If a consumer or commercial TDR designated loan is underwritten at market rates, meets our standard loan underwriting criteria that is applicable to new customers, and is demonstrating good performance on their pre-restructured loan, the refinanced loan is recorded as a new loan in accordance with ASC 310-20-35-9, and accordingly is removed from the TDR disclosures. We have not tracked these types of loan modifications such that we know the amount removed from the TDR disclosures. Subsequently, these loans are measured for impairment under ASC 450.

During 2011, we had $81 million of loans designated as TDRs that were restructured at market rates but did not meet all of the criteria in the above paragraph. While we continue to designate these loans as TDRs and measure them for impairment under ASC 310-10, they are no longer considered impaired based on the loan's performance and terms specified in the restructured loan. Although these loans are

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

measured for impairment in accordance with ASC 310-10, in accordance with the disclosure requirements of ASC 310-40-50-2, they have been removed from our TDR disclosures.

Note 6 - Outstanding Loans and Leases, page 183

10.
We note your presentation of refreshed FICO scores for your home loan customers and separately for your credit card and other consumer customers as of December 31, 2011, segregated between FICO scores of less than 620 and greater than or equal to 620. We also note that the vast majority of your customers fall within the greater than or equal to 620 category. Given the wide range of FICO scores included in the greater than or equal to 620 category, and the fact that the vast majority of borrowers fall within that category, please tell us whether you have considered disaggregating this category further to give additional insight into the credit quality of your customers.

Response: In future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2012, we will provide additional disaggregation of refreshed FICO scores segregated by scores of less than 620; between 620 and 680; between 680 and 740; and greater than 740. The above categories are consistent to the level of segregation utilized by management in reviewing our quarterly results.

Credit Card and Other Consumer - Renegotiated TDRs by Program Type, page 192

11.
We note your disclosure on page 192 of the amount of credit card and other consumer loans that entered into payment default during 2011, defined as the borrower missing the second of two consecutive payments, and that had been modified in a TDR during the 12 months preceding payment default. Based on the numbers disclosed in this section, as compared to the amounts disclosed in the table showing renegotiated TDRs entered into during 2011, it appears that a very large portion of your credit card and other consumer TDRs default within a year after modification. Please clarify if our understanding is correct. If our understanding is correct, please tell us in more detail the level of payment defaults you are projecting in the calculation of the allowance for loan losses for impaired credit card and other consumer loans and tell us whether you have considered revising your programs given the low success rates of the programs. Finally, please tell us whether a borrower that defaults under one of these TDR modification programs would be eligible for another modification for the same credit card or consumer loan.

Response: Our disclosure on page 192 presents the December 31, 2011 carrying value of loans that defaulted anytime during 2011 that were modified in a TDR in the 12 months preceding the date the payment default occurred. The defaults that occurred in 2011 would have come from TDR loans that were restructured during 2010 and 2011. Therefore, comparing the 2011 amount in the disclosure (e.g., $1.5 billion) to the table showing TDRs entered into during 2011 would not be meaningful, particularly since the volume of restructured loans in 2010 was $5.5 billion.

Credit card and other consumer TDRs are measured for impairment based on the present value of payments expected to be received, which are estimated primarily using historical payment data, which includes default and historical loss experience from our portfolios of restructured loans. The estimated impairment in the restructured credit card and other consumer loans portfolios is disclosed in Note 7 of our 2011 Form 10-K (see table titled, “Allowance and Carrying Value by Portfolio Segment”). We

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

disclosed that the allowance of $2.4 billion is 33.94% of the carrying value of credit card and other consumer TDRs of $7.1 billion. In future filings, we will enhance our disclosures to clarify how we consider the historical results of TDRs in determining the allowance for loan losses for impaired credit card and consumer loans.

In regards to your request in the last sentence of Comment 11, a borrower that is enrolled in one of our internal TDR modification programs and subsequently defaults would not be eligible for another modification for the same credit card or consumer loan. Customers participating in an external program may be offered more than one interest rate reduction but the term will not be extended beyond the original 60 month term.

Note 10 - Goodwill and Intangible Assets, page 213

12.
We note that in 2011 you recorded goodwill impairment charges for your European consumer card business and your consumer real estate services business during interim goodwill impairment tests performed, but concluded that step two was not required for any of your reporting units for the annual goodwill impairment test performed as of June 30, 2011 since the fair value of the reporting units exceeded their carrying values. In light of the fact that you have recognized goodwill impairments in four different quarters during the past two years, the fact that your stock price remained volatile during 2011 and 2010 and your market capitalization remained substantially below recorded book value, the fact that the total fair value you determined for all of your reporting units at your annual testing date is below the total book value of the company, and the fact you plan to assess at least certain of your reporting units for impairment on a qualitative basis under the ASU 2011-08, please revise your future filings to disclose the fair value of each of your reporting units as a percentage of the carrying value when reporting units are tested for impairment under Step 1, consistent with your response letter dated December 11, 2009.

Response: In future filings, we will provide the fair value as a percentage of the carrying value by reporting unit when reporting units are tested for impairment. This information will be provided within MD&A in conjunction with our annual goodwill impairment test for all reporting units and on a more frequent basis when applicable, including whenever a trigger event occurs and a step one analysis is performed for a reporting unit. Consistent with prior years, we are planning to perform step one of the goodwill impairment test for our annual goodwill impairment tests as of June 30, 2012 with the results to be reported in our Form 10-Q for the quarterly period ended September 30, 2012.

13.
As a related matter, we note your disclosure on page 158 that you early adopted the new accounting guidance that permits entities to make a qualitative assessment of whether it is likely that the fair value of a reporting unit is less than the carrying amount and applied the guidance for “certain” impairment tests performed during the three months ended September 30, 2011. Please respond to the following:

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

a.	Tell us the fair value of each of your reporting units as a percentage of the carrying value as of June 30, 2011, which you determined in connection with you annual goodwill impairment test.

Response: As disclosed on page 136 of our Form 10-Q for the quarterly period ended September 30, 2011, the following table presents the June 30, 2011 fair value of our reporting units as a percentage of the carrying value.

b.
Clarify your disclosure that you determined that step two of the goodwill impairment test was not required for any of your reporting units as of June 30, 2011 since their fair values exceeded each of their carrying values. In this regard, we note your disclosure on page 124 that the total fair value of all of your reporting units at June 30, 2011 was $210.2 billion but the total book shareholders' equity for the company as of that date was $222.2 billion.

Response: Our disclosure of the $210.2 billion fair value is applicable only to our reporting units that have goodwill assigned to them. It would not include those businesses that do not have goodwill and the All Other category. While we do not maintain GAAP records at a reporting unit level (as discussed in our response to Comment 3), the allocated equity applicable to the goodwill reporting units, which serves as a proxy for the reporting units carrying value, was $144.6 billion. An important consideration in our market capitalization is the items most affecting our market capitalization, i.e., weak economy, volatile markets and mortgage issues, are most closely related to the Home Loans reporting unit, which is not listed in the disclosure as it does not have any goodwill remaining as a result of a complete write-off of its goodwill in the second quarter of 2011.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

c.	Tell us which reporting units were qualitatively assessed for impairment since your early adoption of ASU 2011-08 in the third quarter of 2011.

Response: In accordance with, ASU 2011-08, we qualitatively assessed for impairment the Card Services reporting unit in which a triggering event occurred, along with certain components of the Card Services reporting unit. Specifically, in the third quarter of 2011, we decided to dispose of our Canadian consumer card business and developed an expectation that it was more-likely-than-not that our European consumer card business would be sold. Therefore, we qualitatively tested for impairment the Canadian consumer card business, the European consumer card business and the remaining Card Services reporting unit. As a result of these qualitative assessments, we concluded it was more-likely-than-not that the fair values of the aforementioned reporting unit, or components thereof, exceeded their respective carrying amounts as of September 30, 2011.

Subsequent to the third quarter of 2011, we offered various European consumer card business employees severance packages based on our expectation that the business would be sold. A higher number of employees accepted the severance packages than we expected, including certain employees in key operational areas of the business. As a result, we concluded that another triggering event occurred which required completion of another impairment analysis. This analysis was performed quantitatively and reflected a decrease in the European consumer card business's fair value (as compared to the last quantitative fair value analysis as of June 30, 2011) primarily due to the loss of key personnel that limited the ability of the business to maintain its growth projections. Based on this decrease in fair value, we completed step two of the goodwill impairment test and recorded a goodwill impairment charge of $581 million in the fourth quarter of 2011 for the European consumer card business.

d.
Provide additional insight into the positive and negative qualitative factors that you considered in concluding that this qualitative analysis was sufficient for your reporting units, and specifically address in your response the significant decline in your market capitalization during the third and fourth quarters of 2011 and the variability of items and results of your “All Other” reporting unit.

Response: We considered the following factors in our qualitative assessment of Card Services reporting unit, and its European and Canadian consumer card components, as of September 30, 2011 referred to in the response to Comment 13c:

i)
The impairment tests for Card Services (which included the European consumer card business) were completed as of June 30, 2011 which indicated a $12 billion or 150% excess of fair value over carrying value;

ii)	No significant adverse economic or strategic events occurred since the impairment test completed as of June 30, 2011;

iii)
The interchange rate cap of the Durbin amendment, which was finalized subsequent to our annual goodwill impairment test, was higher as compared to the interchange rate cap we utilized in our annual goodwill impairment test completed as of June 30, 2011. (The June 30, 2011 impairment analysis included the use of an interchange cap rate based on the ongoing dialogue surrounding the Durbin amendment. The Durbin amendment was finalized in the third quarter of 2011 at a

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

higher rate than the estimated rate used in the annual goodwill impairment test resulting in an increase to the expected cash flows); and

iv)	Expected improvement in the economic environment, including improvements in credit trends.

Although our market capitalization was below the aggregate fair values of our reporting units as of June 30, 2011, the fair values of our reporting units do not directly correlate to the Corporation's common stock price. We acknowledge that market capitalization could be an indicator of fair value over time. However the items most affecting our market capitalization including the weak economy, volatile markets and mortgage issues (i.e., litigation and representation and warranties exposure) have had the biggest impact on the Consumer Real Estate Services reporting unit. There is no doubt that the challenges currently occurring in the Consumer Real Estate Services reporting unit have had a significant adverse impact on our market capitalization. However, the Consumer Real Estate Services goodwill was completely written off during the second quarter 2011.

Substantially all of the $810 million of goodwill in the All Other category is assigned to our European Card business that was transferred to the All Other category subsequent to the third quarter qualitative assessments. This business has not been the driver of the variability in All Other. The variability in All Other primarily relates to Treasury functions and non-trading investments, none of which relates to the European Card business goodwill

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

14.
Your discussion states that the Committee reviewed the company's and each line of business' financial performance relative to key financial metrics and notes that 2011 compensation decisions were based on the Committee's review of performance on a year over year basis. It is not clear whether the prior year results were used as targets for determining whether incentive compensation was warranted and if the Committee could have awarded incentive compensation if results had not improved from the prior year or of the Committee retained complete discretion in determining incentive compensation and the financial results were the most significant factor the Committee considered in exercising its discretion.

Response: As disclosed on page 22 of our proxy statement for the 2012 annual meeting of stockholders (2012 Proxy Statement), financial performance plays a key, but not exclusive, role in our Compensation and Benefits Committee's review of performance as well as other factors in making compensation decisions for the Corporation's named executive officers. In addition, the Compensation and Benefits Committee determines the year-end incentive awards based on its evaluation of performance without assigning any weightings to any particular factors or metrics considered. The Compensation and Benefits Committee did not establish target financial metrics based on prior year results or otherwise for purposes of its evaluation of performance of the Corporation or its lines of business.

15.	We note the discussion of individual achievements and areas of responsibility but it is not clear whether the Committee set individual incentive goals for each of your named executive officers. In

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

future filings please clarify whether the Committee communicated individual goals or if the Committee retained complete discretion and the identified achievements are factors that the Committee considered in exercising its discretion.

Response: As discussed on page 22 of our 2012 Proxy Statement, the Compensation and Benefits Committee determines year-end incentive awards for our executive officers based on its evaluation of the Corporation's performance without assigning any weightings to any particular factors or metrics considered. In addition, as further stated on the same page, the Compensation and Benefits Committee applies its judgment and discretion in terms of approach using a principles-based framework of review. This same approach is used for purposes of the Compensation and Benefits Committee's review of the individual performance of our named executive officers. The Compensation and Benefits Committee did not establish individual incentive goals for purposes of its evaluation of the individual performance of our named executive officers for 2011. As a result, no such individual incentive goals were disclosed. Instead, the Compensation and Benefits Committee (and also the Board of Directors for our Chief Executive Officer) retained complete discretion in evaluating individual performance and making its compensation decisions for 2011 consistent with our pay for performance philosophy. The discussion in the “Individual Performance” section appearing on pages 24-26 of our 2012 Proxy Statement identifies the individual performance achievements for each named executive officer that were considered material to that evaluation of individual performance for 2011 and related compensation decisions. We will clarify in future filings whether the Compensation and Benefits Committee established individual incentive goals (if any) for our named executive officers if and to the extent such goals are material factors in the Compensation and Benefits Committee's compensation decisions.

Performance Contingent Restricted Stock Unit Awards, page 28

16.
It is unclear whether the performance contingent restricted stock units granted in 2012 for performance year 2011 have the same return on assets goals as those disclosed on page 37 for the units granted in 2011 for performance year 2010. Please either confirm that the goals are the same or, if they are different, disclose them.

Response: We confirm that the same return on asset goals as disclosed on page 37 of our 2012 Proxy Statement are the goals applicable for the performance contingent restricted stock units granted in 2012 for performance year 2011. As stated on page 28 of our 2012 Proxy Statement, the design of the PRSUs granted in 2012 for performance year 2011 is consistent with the terms referred to in our Compensation Disclosure & Analysis which appear on page 37, except as specifically noted in our Compensation Discussion & Analysis disclosure on page 28.

Item 15. Exhibits, Financial Statement Schedules

17.	Any comments on your request for confidential treatment of portions of Exhibits 99(a) and 99(b) will be delivered under separate cover.

Response: We note the Staff's comment.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

Form 8-K filed April 19, 2012

Exhibit 99.1 - Bank of America Reports First-Quarter 2012 Financial Results

Consumer Real Estate Services, page 8

Financial Overview, page 9

18.
We note your disclosure that core production revenue increased due to the higher margins on direct originations. We also note your disclosure on page 21 of Exhibit 99.3 containing supplemental information that total consumer real estate services loan production decreased by $5.9 billion from the fourth quarter of 2011, and by $41.3 billion since the first quarter of 2011, yet core production revenue during the first quarter of 2012 significantly exceeded core production revenue for each of the past four quarters. Please tell us the drivers of the higher margins and any other factors driving the significant revenue increase during the first quarter.

Response: Core production revenue of $929 million for the three months ended March 31, 2012 increased $261 million compared to the same period in the prior year primarily due to higher margins on interest rate lock commitments (IRLCs), which generate income that is recognized in earnings prior to the sale of a loan. Margins increased from 1.23% on $41.8 billion of IRLCs in the first quarter of 2011 to 4.48% on $14.8 billion of IRLCs in the first quarter of 2012, resulting in an increase in core production revenue of $144 million. Both the increased margins and the decline in IRLCs resulted from the decision to exit the correspondent lending business, which has low margins relative to the direct to consumer channel, and decisions to increase pricing on loan products in order to manage demand. Core production revenue also benefited from a $116 million improvement in other production income driven mainly by changes in valuations of loans held for sale and hedge performance.

Credit Quality, page 15

19.
We note your disclosure on page 16 that you reclassified $1.9 billion in performing junior-lien home equity loans that had an underlying first-lien loan 90 days or more past due to nonperforming status due to interagency supervisory guidance issued in the first quarter. Please tell us specifically what aspect of the interagency supervisory guidance led to a change in your nonaccrual policy given that the guidance purports to reiterate key concepts already included in GAAP and existing ALLL supervisory guidance.

Response: We agree that the Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties (Guidance) issued by the FFIEC on January 31, 2012 does not include new accounting guidance related to the calculation of an institution's allowance for loan and lease losses (ALLL). However, we believe that the following statement from the discussion of charge-off and nonaccrual policies in the Guidance represents an explicit interpretation of existing guidance that had not been published previously:

“An institution's income recognition policy should incorporate management's consideration of all reasonably available information including, for junior liens, the performance of the associated senior liens as well as trends in other credit quality

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

indicators. The policy should require that consideration of these factors takes place before foreclosure on the senior lien or delinquency of the junior lien.” (emphasis added)

Our policy had been to place residential real estate loans on nonaccrual status when they were 90 days past due or based on factors such as bankruptcy of the borrower, in accordance with the FFIEC's Revised Uniform Retail Credit Classification and Account Management Policy, issued on June 12, 2000 (See Appendix). Although it briefly discusses situations in which a lending institution holds both a home equity loan and a senior-lien loan with regard to consideration of the combined loan-to-value ratio, this guidance does not include an explicit requirement to consider delinquency status of the associated senior-lien loan in the evaluation of nonaccrual status for a junior-lien loan. Similarly, the Glossary entry for Nonaccrual Status contained in the Instructions for Preparation of Consolidated Reports of Condition and Income (FFIEC 031 and 041) does not include such a requirement. The Glossary does, however, address multiple extensions of credit to one borrower:

“Treatment of multiple extensions of credit to one borrower - As a general principle, nonaccrual status for an asset should be determined based on an assessment of the individual asset's collectability and payment ability and performance. Thus, when one loan to a borrower is placed in nonaccrual status, a bank does not automatically have to place all other extensions of credit to that borrower in nonaccrual status. When a bank has multiple loans or other extensions of credit outstanding to a single borrower, and one loan meets the criteria for nonaccrual status, the bank should evaluate its other extensions of credit to that borrower to determine whether one or more of these other assets should also be placed in nonaccrual status.” (emphasis added)

We have historically interpreted this guidance to mean that delinquency status of the junior-lien loan (or other direct evidence if available), not the senior-lien loan, is the principal determining factor when evaluating whether to place the junior-lien loan on nonaccrual status.

We believe that this interpretation is consistent with other published regulatory guidance. For example, Supervisory Memorandum 2009-7, Guidance for the Treatment of Residential Real Estate Loan Modifications (SM 2009-7) (See Appendix) issued by the Office of the Comptroller of the Currency (OCC) on December 7, 2009, does not indicate that nonaccrual status for a first-lien loan should be considered in determining nonaccrual status for a junior-lien loan that has been modified in a TDR, nor does Credit Risk Management Guidance for Home Equity Lending, issued by the FFIEC on May 16, 2005. (See Appendix)

SM 2009-7 does discuss the relationship of senior- and junior-lien loans but only in the context of measuring impairment, specifically with regard to re-default assumptions used in the ALLL model. Comptroller of the Currency CNBE Policy Guidance 2010-01, Policy Interpretation - Supervisory Memorandum 2009-7 (See Appendix), which was issued by the OCC on February 23, 2010, states that modification of a first-lien loan in a TDR does not cause the junior-lien loan to be evaluated for impairment in accordance with ASC 310-10, but acknowledges that the TDR will likely impact the evaluation of the ALLL for the junior-lien loan in accordance with ASC 450.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

Based on the guidance described above, we concluded that the requirement to consider performance of the senior-lien loan in the evaluation of nonaccrual status for a junior-lien loan represented in our view a more specific interpretation of regulatory guidance, warranting a change in our nonaccrual policy. In determining the adequacy of the ALLL for junior-lien loans, our policy already considered the delinquency status of the underlying first-lien loans. As a result, the reclassification of the $1.9 billion of junior-lien loans to nonaccrual status in the first quarter of 2012 did not impact the ALLL.

20.
Tell us how this sub-category of junior liens was reflected under your prior nonperforming loan policies. For example, we note that you had total nonperforming home equity products in the amounts of $2.5 billion, $2.7 billion and $4.3 billion as of December 31, 2011, December 31, 2010 and January 1, 2010, respectively. We also note your disclosure on page 87 of your 2011 Form 10-K where you estimate that as of December 31, 2011 you had $4.7 billion of current second or more junior-lien loans that were behind a delinquent first-lien loan, of which you serviced the first-lien loan for $1.3 billion of that amount. Please respond to the following:

a.
Tell us whether any of your junior lien loans were classified as non-performing loans prior to the first quarter of 2012, even though your junior lien was current and performing, and if so, the information considered in determining this classification.

Response: Prior to the first quarter of 2012, junior-lien loans that were current or less than 90 days past due were not placed on nonaccrual status solely due to delinquency of the underlying first-lien loan. Junior-lien loans that were current or less than 90 days past due would have been placed on nonaccrual status and classified as nonperforming only if collectability was in doubt due to individual assessment as part of a troubled debt restructuring, bankruptcy of the borrower, or similar factors.

b.
If you previously did not classify any of the $4.7 billion of current second or more junior-lien loans as nonaccrual prior to the first quarter of 2012, please tell us the significant drivers between the difference of the $4.7 billion existing as of December 31, 2011 and the $1.9 billion of loans reclassified to nonaccrual status during the first quarter of 2012.

Response: The $4.7 billion of junior-lien loans referenced in Comment 20(c) is not directly comparable to the $1.9 billion of junior-lien loans reclassified in the first quarter of 2012. As disclosed on page 87 of our 2011 Form 10-K, we estimated that $4.7 billion of current junior-lien loans were behind first-lien loans that were delinquent (e.g., greater than 30 days past due), and of that amount, we estimated that approximately $2.5 billion had first-lien loans that were 120 days or more past due. The $1.9 billion reclassified in the first quarter were performing junior-lien loans, current or less than 90 days past due, that were behind first-lien loans that were 90 days or more past due. The comparable amounts as of December 31, 2011, (the amount of junior-liens loans current or less than 90 days past due that were behind first-lien loans that were 90 days or more past due) was estimated to be $3.1 billion.

The decrease from the estimated $3.1 billion at December 31, 2011 and $1.9 billion reclassified in the first quarter is primarily due to better visibility into the underlying performance data we obtain from Credit Reporting Agencies regarding first lien loans not serviced by Bank of America. Previously, the data we obtained identified borrowers who had any delinquent first-lien loan, irrespective of whether that loan was presently active or inactive. We are now able to differentiate and eliminate from our estimate inactive first-lien mortgages when the active first-lien mortgage has been current for the

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

previous 12 months. This data refinement resulted in a lower estimate of delinquent first-lien loans which, along with normal payment activity in the first quarter, resulted in the reduction of junior-lien loans current or less than 90 days past due that were behind first-lien loans that were 90 days or more past due.

c.	Tell us how you evaluate your junior lien positions for nonaccrual/nonperforming status at the time a first lien position is modified.

Response: Historically, the nonaccrual status of performing junior-lien loans was not affected by modification of the underlying first-lien loan. As discussed in our response to Comment 19, above, and as demonstrated in the excerpts included in the Appendix to this letter, there is no regulatory guidance that links nonaccrual status of a residential junior-lien loan to nonaccrual status or modification of the underlying senior-lien loan. However, most first-lien loans are modified after they have reached 90 days or more past due. For example, during 2011, we modified in TDRs (excluding purchased credit-impaired loans) approximately 45,000 first-lien residential mortgage loans with an aggregate carrying value of $8.9 billion at December 31, 2011. Of this amount, approximately 35,000 loans with an aggregate carrying value of $6.8 billion were more than 90 days past due at the time of modification. In accordance with our first quarter 2012 change in policy, any junior-lien loans behind first-lien loans that are more than 90 days past due will be placed on nonaccrual status and, therefore, will already be on nonaccrual status when the first-lien loan is modified.

Short-term modifications that are not classified as TDRs are designed to assist borrowers who are experiencing temporary financial difficulties, including but not limited to unexpected medical or other expenses, temporary loss of job, or change in family circumstances. For first-lien loans that are serviced by us, such modifications may include capitalization of up to 90 days of past due interest or payment extensions of up to 90 days. Given the temporary nature of these modifications, they are not considered to be indicative of a borrower's inability to meet contractual obligations on a long-term basis. Accordingly, short-term modifications of first-lien loans are not considered in evaluating the nonaccrual status of related junior-lien loans.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global Chief Legal Compliance & Regulatory Relations Executive
Edward P. O'Keefe, General Counsel
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

Appendix: Excerpts from Regulatory Guidance

Interagency Supervisory Guidance on Allowance for Loan and Lease Losses Estimation Practices for Loans and Lines of Credit Secured by Junior Liens on 1-4 Family Residential Properties issued by the FFIEC on January 31, 2012:

An institution's income recognition policy should incorporate management's consideration of all reasonably available information including, for junior liens, the performance of the associated senior liens as well as trends in other credit quality indicators. The policy should require that consideration of these factors takes place before foreclosure on the senior lien or delinquency of the junior lien.” (emphasis added)

Revised Uniform Retail Credit Classification and Account Management Policy, issued by the FFIEC on June 12, 2000:
One- to four-family residential real estate loans and home equity loans that are past due 90 days or more with loan-to-value ratios greater than 60 percent should be classified Substandard. Properly secured residential real estate loans with loan-to-value ratios equal to or less than 60 percent are generally not classified based solely on delinquency status. Home equity loans to the same borrower at the same institution as the senior mortgage loan with a combined loan-to-value ratio equal to or less than 60 percent need not be classified. However, home equity loans where the institution does not hold the senior mortgage, that are past due 90 days or more should be classified Substandard, even if the loan-to-value ratio is equal to, or less than, 60 percent.

Instructions for Preparation of Consolidated Reports of Condition and Income (FFIEC 031 and 041), Glossary entry for Nonaccrual Status:

General rule - Banks shall not accrue interest, amortize deferred net loan fees or costs, or accrete discount on any asset (1) which is maintained on a cash basis because of deterioration in the financial condition of the borrower, (2) for which payment in full of principal or interest is not expected, or (3) upon which principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in the process of collection.

For purposes of applying the third test for nonaccrual status listed above, the date on which an asset reaches nonaccrual status is determined by its contractual terms. If the principal or interest on an asset becomes due and unpaid for 90 days or more on a date that falls between report dates, the asset should be placed in nonaccrual status as of the date it becomes 90 days past due and it should remain in nonaccrual status until it meets the criteria for restoration to accrual status described below.

Treatment of multiple extensions of credit to one borrower - As a general principle, nonaccrual status for an asset should be determined based on an assessment of the individual asset's collectability and payment ability and performance. Thus, when one loan to a borrower is placed in nonaccrual status, a bank does not automatically have to place all other extensions of credit to that borrower in nonaccrual status. When a bank has multiple loans or other extensions of credit outstanding to a single borrower, and one

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

loan meets the criteria for nonaccrual status, the bank should evaluate its other extensions of credit to that borrower to determine whether one or more of these other assets should also be placed in nonaccrual status.

Supervisory Memorandum 2009-7, Guidance for the Treatment of Residential Real Estate Loan Modifications, issued by the OCC on December 7, 2009:

Accrual Status
TDR policies should state clearly when non-accrual status is appropriate for modified loans, and when non-accrual loans may be returned to accrual status. A general exception outlined in the call report instructions allows banks to use alternative methods to the non-accrual method, such as a contra-asset or reserve account, to ensure that interest income is not materially overstated. These methods should be detailed clearly in the bank's accounting policies, applied consistently, and assure that interest income is not overstated.

Bank policies should also specify how interest payments received on non-accrual or past due TDRs will be accounted for. If the bank believes that the remaining recorded investment in the modified loan is collectible, it may use the cash basis method to recognize interest income when interest payments are received. If the bank does not believe that the remaining recorded investment in the modified loan is collectible, it should use the cost recovery method and apply payments to the recorded investment.

Model Assumptions
In general, the re-default rate for loans secured by junior liens should be no less than the re-default rate for first lien mortgage modifications. Banks should use a consistent and reasonable method for measuring re-default (e.g., as 60 days past due within six months of modification or 90 days or more past due within one year of modification). When modified loans reach a reset date, there are typically changes in repayment terms and monthly mortgage payments may increase. Banks must be cognizant of the reset date for modified loans and ensure that re-default rate assumptions used in calculating impairment at the reset date are more comparable to those that existed shortly after the time the loan was modified rather than the re-default rates experienced in the years preceding the reset date.

Comptroller of the Currency CNBE Policy Guidance 2010-01, Policy Interpretation - Supervisory Memorandum 2009-7, issued by the OCC on February 23, 2010:

Implications for Junior Liens when First Mortgage is Modified

•	For second liens, FAS 114 only applies if the second mortgage has been modified.

•
In cases where a bank holds a second lien behind a first and the first is modified, the second lien is still not subject to FAS 114. FAS 114 specifically states that these types of loans should be evaluated under FAS 5 unless modified in a TDR.

•
The above situation does, however, raise a significant issue addressed in SM 2009-7: what should examiners do with the second lien in that case? Because the borrower's first lien mortgage has been modified, the bank knows that the borrower is facing financial difficulties. At a minimum, the second lien will likely require a

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
May 25, 2012

higher level of reserve under FAS 5, and the severity could range all the way to a charge-off.

•	We expect bank management to aggressively monitor these types of situations and make appropriate judgments regarding charge-off and allowance allocation.

Credit Risk Management Guidance for Home Equity Lending, issued by the FFIEC on May 16, 2005:

Portfolio Classifications, Allowance for Loan and Lease Losses, and Capital
The FFIEC's “Uniform Retail Credit Classification and Account Management Policy” governs the classification of consumer loans and establishes general classification thresholds based on delinquency. Financial institutions and the agencies' examiners have the discretion to classify entire retail portfolios, or segments thereof, when underwriting weaknesses or delinquencies are pervasive and present an excessive level of credit risk. Portfolios of high-LTV loans to borrowers who exhibit inadequate capacity to repay the debt within a reasonable time may be subject to classification.

Financial institutions should establish appropriate ALLL and hold capital commensurate with the riskiness of their portfolios. In determining the ALLL adequacy, an institution should consider how the interest-only and draw features of HELOCs during the lines' revolving period could affect the loss curves for its HELOC portfolio. Those institutions engaging in programmatic subprime home equity lending or institutions that have higher risk products are expected to recognize the elevated risk of the activity when assessing capital and ALLL adequacy.